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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(Cusip Number)

S. Nicholas Walker
One Bay Street, Suite 400
P. O. Box CB 12618
Nassau, Bahamas
(242) 502-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708100			Page 2 of 11

1.	Name of Reporting Person: The Lion Fund Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 676,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 676,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 676,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

2

CUSIP No. L20708100			Page 3 of 11

1.	Name of Reporting Person: S. Nicholas Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 676,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 737,748

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 737,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.0%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. L20708100	13D	Page 4 of 11 Pages

     The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.

Item 1. Security and Issuer.

     The undersigned hereby amend their statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 16, Allée Marconi, Boîte Postale 260, L-2120 Luxembourg.

Item 2. Identity and Background.

     (a)  This Schedule 13D is filed by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”) and S. Nicholas Walker, a director of the Issuer. LFL is managed by York Asset Management Limited, a company incorporated in the Commonwealth of the Bahamas (“YAML”). Mr. Walker is the Managing Director of YAML. Mr. Walker is also a beneficiary of two trusts which collectively own 11.5% of the outstanding capital stock of LFL.

     Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. By virtue of his position with YAML, Mr. Walker has the power to vote and dispose of the Issuer’s common shares owned by LFL. Accordingly, the Reporting Persons may be deemed members of a Section 13(d) group and are hereby filing a joint Schedule 13D.

     (b)  The principal business and office address of LFL is Queensgate House, 5th Floor, P.O. Box 30464 SMB, George Town, Grand Cayman, BWI. The principal business address of YAML and Mr. Walker is One Bay Street, Suite 400, P. O. Box CB 12618, Nassau, Bahamas.

     (c)  The principal business of LFL is investing in equities and bonds. The principal occupation of Mr. Walker is providing investment management services through YAML and affiliated entities, which provide securities brokerage and investment management services to institutions and sophisticated clients in Europe, the United States of America and Latin America.

     (d)  No Reporting Person or director of LFL or YAML has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  No Reporting Person or director of LFL or YAML has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Walker is a citizen of the United Kingdom.

Attached hereto as Schedule A is information required by paragraphs (a), (b), (c) and (f) of this Item 2 with respect to the directors of LFL and YAML other than Mr. Walker, who is a director of LFL and YAML.

CUSIP No. L20708100	13D	Page 5 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     LFL entered into an agreement to purchase (the “Purchase and Sale Agreement”) 675,000 common shares of the Issuer on May 8, 2003, and such shares were acquired under the Purchase and Sale Agreement on June 20, 2003. The aggregate purchase price of the 675,000 common shares was $1,755,000. In November 2002, LFL purchased 1,300 common shares of the Issuer in the open market for an aggregate purchase price of $3,514.94, which acquisition was reported by Mr. Walker on a Form 5 report dated January 27, 2003, as amended on April 7, 2003. The investment capital of LFL is the source of funds used in making the purchases of the Issuer’s common shares.

Item 4. Purpose of Transaction.

     Mr. Walker, by reason of his position as the Managing Director of YAML, which manages LFL, controls LFL. Mr. Walker is also a director of the Issuer. LFL agreed to purchase the 675,000 common shares (the “CWAG Shares”) of the Issuer from CW – Abwicklungs AG i.A, formerly known as Central Wechsel-und Creditbank AG (“CWAG”) in a privately-negotiated transaction. The Purchase and Sale Agreement called for payment for the CWAG Shares on delivery by CWAG of a certificate representing the CWAG Shares to LFL’s custodian, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under Federal or state securities laws), which delivery occurred on June 19, 2003 and payment occurred on June 20, 2003. LFL acquired the CWAG Shares for investment, believing the common shares of the Issuer to be undervalued.

     Mr. Walker, as a director of the Issuer, with his fellow directors, periodically evaluates the business of the Issuer and its prospects, including opportunities to enhance shareholder value. From time to time, the Issuer has entered into confidentiality agreements with third parties pursuant to which the Issuer has provided to such third parties information concerning the Issuer, its financial condition, and its prospects to enable such third parties to consider a transaction with the Issuer. Such activities are overseen by the Transaction Committee of the Board, which consists of independent directors of the Board of Directors of the Issuer. Concurrently with LFL’s agreement to purchase the CWAG Shares, Mr. Walker resigned his position as Chair and as a member of the Transaction Committee. Mr. Walker remains on the Transaction Committee as a non-voting advisory member, and is a member of the Board of Directors of the Issuer. LFL will continuously evaluate its holdings in the Issuer. Subject to its investment objectives and financial needs, changes in the price of the Issuer’s common shares, and restrictions on the transfer of its shares imposed by applicable securities laws, LFL may make additional acquisitions or dispositions of common shares of the Issuer, in its discretion.

     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto may have which relate to or would result in:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

CUSIP No. L20708100	13D	Page 6 of 11 Pages

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

(vi)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(vii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(viii)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 7,360,080 common shares outstanding, which is the total number of common shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2002 and filed with the SEC on March 28, 2003.

     As of the close of business on June 20, 2003, LFL beneficially owns 676,300 common shares of the Issuer, constituting approximately 9.2% of the common shares outstanding, YAML beneficially owns 676,300 common shares of the Issuer by reason of its position as the Investment Manager of LFL, constituting approximately 9.2% of the common shares outstanding, and Mr. Walker beneficially owns 737,748 common shares (of which 676,300 common shares are deemed beneficially owned by him by reason of his position as the Managing Director of YAML) of the Issuer, representing, in the aggregate, approximately 10.0% of the common shares outstanding. Mr. Walker is also a beneficiary of two trusts which collectively own 11.5% of the outstanding capital stock of LFL. Other than for his beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the 676,300 common shares of the Issuer owned by LFL except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML.

     Of the 737,748 common shares beneficially owned by Mr. Walker, 31,498 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him through June 20, 2003, and 29,850 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan (the “Plan”). The number of director’s stock units received by Mr. Walker equals the cash compensation he elected to receive in the form of director’s stock units as a director of the Issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the Issuer’s common shares determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to Mr. Walker. The Plan was approved by the shareholders of the Issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the Issuer’s Proxy Statement, filed with the SEC on December 5, 2000, as amended on December 6, 2000, for the Issuer’s 2000 annual meeting of shareholders.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto beneficially owns common shares of the Issuer except to the extent of such person’s position as director of LFL or YAML.

     (b)  Mr. Walker has sole voting power with respect to 676,400 common shares beneficially owned by him and sole dispositive power with respect to 737,748 common shares beneficially owned by him. The common shares beneficially owned by Mr. Walker include the 676,300 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the Investment Manager of LFL. Mr. Walker has no voting rights with respect to the 31,498 common shares underlying director’s stock units and 29,850 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively. YAML has sole voting and dispositive power with respect to the 676,300 common shares beneficially owned by YAML by reason of its position as Investment Manager of LFL.

CUSIP No. L20708100	13D	Page 7 of 11 Pages

LFL has sole voting and dispositive power with respect to the 676,300 common shares beneficially owned by LFL.

     (c)  Schedule B annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s common shares in the last sixty days.

     (d)  No person (including persons listed on Schedule A hereto) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer, except to the extent of such person’s position as director of LFL or YAML.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A hereto, or between the Reporting Persons or the persons listed on Schedule A hereto and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

2.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

CUSIP No. L20708100	13D	Page 8 of 11 Pages

3.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

CUSIP No. L20708100	13D	Page 9 of 11 Pages

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003	THE LION FUND LIMITED

	By:	York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker
S. Nicholas Walker, Managing Director
/s/ S. Nicholas Walker

S. NICHOLAS WALKER

CUSIP No. L20708100	13D	Page 10 of 11 Pages

SCHEDULE A
Directors of LFL and YAML

     The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of LFL and YAML other than Mr. Walker, who is a director of LFL and YAML. Each director listed below is a citizen of the United Kingdom.

THE LION FUND LIMITED
Director

Name, Principal Business
and Address of Corporation
or Other Organization in
Name and		Which Employment is
Business Address	Principal Occupation	Conducted

J. Dennis Hunter P.O. Box 30464 SMB Grand Cayman BWI	Managing Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd., a private bank. P.O. Box 30464 SMB Grand Cayman BWI

YORK ASSET MANAGEMENT LIMITED
Director

Name, Principal Business
and Address of Corporation
or Other Organization in
Name and		Which Employment is
Business Address	Principal Occupation	Conducted

Stephen Hancock One Bay Street Suite 400 P.O. Box N3935 Nassau, Bahamas	President and Chief Executive Officer of Cardinal International Corporation Ltd. and Chairman of Cardinal International Consulting Group Ltd.	Cardinal International Corporation Ltd., a fund administrator and financial service provider.
One Bay Street, Suite 400
P.O. Box N3935
Nassau, Bahamas

Cardinal International Consulting Group Ltd., a provider of corporate finance advisory services and management consultant services.
One Bay Street, Suite 400
P.O. Box N3935
Nassau, Bahamas

CUSIP No. L20708100	13D	Page 11 of 11 Pages

SCHEDULE B
Transactions in the Common Shares of the Issuer Within the Past 60 Days

THE LION FUND LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

675,000	$2.60	May 8, 2003 (1)

YORK ASSET MANAGEMENT LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

None	N/A	N/A

S. NICHOLAS WALKER

Common Shares Purchased	Price Per Share	Date of Purchase

None	N/A	N/A

(1)	LFL and CWAG entered into an agreement of purchase and sale of the common shares on May 8, 2003. The agreement of purchase and sale called for payment for the common shares on delivery by CWAG of a certificate representing the common shares to LFL’s custodian, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under Federal or state securities laws), which delivery occurred on June 19, 2003 and payment occurred on June 20, 2003.